October 18, 2017

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 8-K

Filed August 2, 2017

File No. 001-13274 (Corp.)

File No. 333-57103 (L.P.)

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2016 of the Registrants and the Current Report on Form 8-K furnished on August 2, 2017 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 5, 2017 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed August 2, 2017

Exhibit 99.1

Net Asset Value, page 8

1.                                                                                      Please address the following with respect to your response to our prior comment 1:

Please expand your disclosure to separately present those assets for which different valuation methodologies are used and disclose the significant inputs used including, but not limited to, net operating income and capitalization rates used to value your investment in joint ventures.

Response:                                        In future filings, the Registrants will provide enhanced disclosure of the methodologies and assumptions relating to their calculation of NAV to address the following considerations:

1.                                      The Registrants will continue to present the major assumptions, projected net operating income and capitalization rate, for those assets valued by applying a capitalization rate to projected net operating income. The Registrants present NAV in two major asset groups, Office and Multi-Family, as the Registrants believe it is the most meaningful way investors look at a two platform company.

2.                                      The Registrants’ assets valued other than by applying a capitalization rate to projected net operating income are determined using a variety of methods depending on the type and stage of the asset or investment. A summary of the methodologies used by management for a list of such asset types are as follows (excluding land, which is discussed separately on page 3 hereinafter):

•                                          Valuations for non-core assets, which are those assets the Registrants are considering for sale or in the active marketing process, are generally based on recent contract prices for similar properties in the process of being sold, letters of intent and ongoing negotiations for properties.

•                                          Valuations for properties planned for or undergoing a repositioning or repurposing utilize a projected stabilized net operating income for the asset upon completion of the repositioning/repurposing activities.  After applying an estimated capitalization rate to a projected stabilized net operating income, the capitalized value is next discounted back based on the projected number of periods to re-stabilize the asset.  The discount rate applied is determined based on a risk assessment of the repositioning/repurposing activities and comparable target returns in the marketplace, and further validated by outside market sources, when available for that market.  Additionally, adjustments are made to the estimated value by deducting any estimated future costs necessary to complete the planned activities, as well as adding back the discounted projected interim operating cash flows expected to be generated by the property until re-stabilization has been achieved.

•                                          The valuation approach for assets in construction or lease-up are similar to that applied to assets undergoing repositioning/repurposing, as described above.  After applying an estimated capitalization rate to a projected stabilized net operating income upon completion of the construction or lease-up activities, the Registrants deduct any estimated future costs required to complete construction of the asset to arrive at an estimated value attributable to the asset.  The Registrants then discount the capitalized value back based on the projected number of periods to reach stabilization.  The discount rate applied is determined based on a risk assessment of the development activities and comparable target returns in the marketplace.  The Registrants then add back the discounted projected interim cash flows expected to be generated during the projected lease-up period to reach stabilization.

•                                          Joint venture investments are generally valued by applying a capitalization rate to projected net operating income for the joint venture’s asset (which is similar to the process for valuing those assets wholly owned by the Registrants, as described above and previously), and deducting any joint venture level debt and any value allocable to joint venture partners’ interests.

Please explain to us in greater detail how you determined an estimated per apartment unit value or per square foot office space value is useful in determining the value of land. In addition please clarify for us how you determine the per apartment unit or per square foot office space values.

Response:                                        To clarify our previous response, the per apartment unit or per square foot office space values are not used in the determination of the land value. Management presents the per apartment unit or per square foot office space values for informational purposes.  The Registrants determine the value of their land for inclusion in NAV based on a combination of recent or pending transactions for land parcels within the relevant markets by the Registrants and unrelated third parties, and sometimes may utilize land appraisals for certain markets, if available for other purposes, such as for transaction financing. Further, the Registrants consider what a land parcel’s value would need to be when combined with all other development costs to yield what they believe to be an appropriate target rate of return for a development project. The per apartment unit or per square foot office space values are derived by dividing the aggregate land value by the number of potential apartment units or square feet of office space the land can accommodate. The number of potential units or square feet of office space a land parcel can accommodate is most commonly governed by either in-place governmental approvals or density regulations set forth by existing zoning guidelines. The Registrants have historically pursued entitlements, approvals and development rights for their land parcels, and believe that their land valuations can be assessed based on the Registrants’ comfort with a current estimate of approximate apartments units and office square feet development potential for each of its land parcels.

Please tell us in greater detail why you believe that providing additional comparative valuation information would not be meaningful to investors or useful to an understanding of the financial statements and supplemental information. Your response should consider how assumptions used to arrive at your calculation of NAV can be derived from significant management judgement.

Response:                                        The Registrants do not believe that the presentation of comparative valuation information would be meaningful to investors mainly because NAV is one of the most accepted and common metrics in the real estate investment trust (REIT) sector considered by investors. As previously disclosed, the Registrants acknowledge that a NAV-based approach is subjective in that it involves various estimates and assumptions derived from significant management judgment, including estimates and assumptions relating to, among other things, estimates of applicable market rental rates, projections of releasing and lease-up of vacant space, and capitalization rates. However, NAV is the valuation metric management is most comfortable producing at an entity level, as it is calculated using those assumptions in the marketplace that management believes it has the greatest resources and expertise to estimate, including capitalization rates which are a primary driver. The Registrants believe that a NAV-based approach is more appropriate than other valuation methods as it compartmentalizes asset values into discrete rental investment components and incorporates private market pricing information. Management believes that these attributes of NAV are likely to yield a higher level of valuation precision than a broader approach to entity valuations such as Price/Earnings or EBITDA multiples, or other valuation methods such as discounted cash flow analysis that are equally based on significant management judgment.   Accordingly, the Registrants believe that providing other valuation models not commonly used or presented in the REIT sector would not be meaningful to investors.

We note in your response that due to a current low level of volatility in capitalization rates, a sensitivity analysis would not be useful to investors. Given the significance of capitalization rates to a sensitivity analysis of estimating NAV, please clarify and/or revise your disclosure to provide a sensitivity analysis for the significant inputs into your valuation calculation.

Response:                                        The Registrants acknowledge the Staff’s comment. Although the Registrants believe that a sensitivity analysis may not be meaningful to investors based on the relatively low level of volatility in capitalization rates over the near term for the Registrants’ portfolio mix of asset types, the Registrants will revise future filings to include a sensitivity analysis of its NAV, primarily based on a range of average capitalization rate assumptions, as the Registrants believe that this range of rates would be the most meaningful variable that could be reasonably expected to impact a sensitivity analysis.

Please explain to us how your multi-family valuation analysis on page 36 of your supplemental package reconciles to the full valuation analysis on page 8.

Response:                                        The multi-family valuation analysis on page 36 of the Registrants’ supplemental package totals to a Roseland NAV of $1,565,000,000 (net of debt), with the Registrants’ share of this NAV amount listed below that amount using the title

“MCRC Share” of $1,412,000,000.  This latter amount represents the Registrants’ share of Roseland NAV, net of the $153,000,000 attributable to Rockpoint’s noncontrolling interest, as itemized on the bottom of page 36.  The $1,412,000,000 Roseland/multifamily NAV amount for the Registrants is listed on the Total Multifamily NAV line on page 8 (with the $153,000,000 Rockpoint interest listed separately as a deduction to arrive at this amount on that page.)

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer